1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

December 11, 2023

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 33-97598 and
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 529

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 529 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Emerging Markets Equity Factor ETF (“EMGF”) and iShares Frontier and Select EM ETF (“FM” and together with EMGF, the “Funds”, and individually, a “Fund”).

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Company on December 6, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in each Fund’s Prospectus unless otherwise defined in this letter.

Comments Applicable to the Funds

Comment 1:

Please provide to the Staff a completed fee table, cost example, and performance presentation with this comment response letter, to be filed at least one week prior to the effective date of the registration statement.

Response:	The Company will provide to the Staff each Fund’s completed fee table, expense example and performance presentation.

Comment 2:	Please note that all comments given to one Fund apply to the other Fund, as applicable.

Response:	The Company acknowledges the Staff’s statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

December 11, 2023

Comment 3:

On pages S-9 and S-14, respectively, the introductory paragraph to the Funds’ Performance Information section states that “the bar chart and table that follow show how the Fund has performed on a calendar year basis and provide some indication of the risks of investing in the Fund by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with the Underlying Index.” Please add language stating that this section shows “changes in the Fund’s performance by year-to-year end,” as this is required by Form N-1A.

Response:

The Company respectfully notes that the introductory paragraph states that the bar chart shows “how the Fund has performed on a calendar year basis,” and the title of the bar chart is “Year by Year Returns.” The Company believes this adequately meets the requirements of Form N-1A.

Comments Applicable to EMGF

Comment 1:

On page S-1, the investment objective states “[t]he iShares Emerging Markets Equity Factor ETF (the ‘Fund’) seeks to track the investment results of an index composed of stocks of large- and mid-capitalization companies in emerging markets that have favorable exposure to target style factors subject to constraints.” Please revise the italicized language to be more plain English.

Response:

The Company respectfully declines to revise the language in the Fund’s investment objective highlighted by the Staff, as it believes the investment objective as stated meets the plain English requirements of Form N-1A. To achieve this objective, the Fund tracks an underlying index which is composed of securities selected from STOXX Emerging Markets Index. The index provider applies an optimization process designed to maximize exposure to five target factors, as stated in the objective. Further, the index provider applies certain weighting constraints on the constituents, as stated in the objective. The Company believes that the investment objective accurately captures this process, though it will continue to evaluate the investment objective and determine if such revision is necessary.

Comment 2:

On page S-7, the Staff notes that “Commodity Risk” is listed as a principal risk; however, there is no corresponding strategy disclosure in the Principal Investment Strategies. Please remove the risk factor or add disclosure about the Fund investing in commodities as a principal strategy.

Response:

The Company respectfully notes that the “Commodity Risk” factor does not describe a risk of one of the Fund’s strategies, but rather informs the investor that certain issuers in which the Fund invests are susceptible to fluctuations in certain commodity markets, which may impact the Fund’s investments. Please see the risk factor’s language below. The Company respectfully declines to add disclosure

Securities and Exchange Commission

December 11, 2023

about a commodity strategy in the Principal Investment Strategies, as this is not a strategy the Fund employs.

Commodity Risk. The Fund invests in companies that are susceptible to fluctuations in certain commodity markets and to price changes due to trade relations. Any negative changes in commodity markets that may be due to changes in supply and demand for commodities, market events, war, regulatory developments, other catastrophic events, or other factors that the Fund cannot control could have an adverse impact on those companies.

Comment 3:

On page S-11, the Staff notes that “Risk of Investing in Russia” is listed as a principal risk; however, there is no corresponding strategy disclosure in the Principal Investment Strategies. Please remove the risk factor or add disclosure about the Fund investing in Russian issuers as a principal strategy. Please also note that the last two sentences of this risk factor on page S-12, which state: “As a result of sanctions, the Fund is currently restricted from trading in Russian securities, including those in its portfolio, while the Underlying index has removed Russian securities. It is unknown when, or if, sanctions may be lifted or the Fund’s ability to trade in Russian securities will resume.” Please either remove this risk or confirm the Fund considers Risk of Investing in Russia to be a principal risk of the Fund.

Response:

The Company notes that the “Risk of Investing in Russia” is disclosed as a principal risk of the Fund due to the Underlying Index’s current level of exposure to securities of Russian companies which are likely to change over time as noted in the Principal Investment Strategies. As a result, the Company respectfully declines to add disclosure that investing in Russia are principal investment strategies of the Fund.

Comments Applicable to FM

Comment 1:

On page S-2, the Principal Investment Strategies state that “the Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of issuers economically tied to frontier markets and issuers economically tied to emerging markets. . .” Please disclose the specific criteria the Fund uses to determine that an investment is economically tied to frontier or emerging markets.

Response:	The Company has added the following language to the Fund’s Principal Investment Strategies:

BFA determines that an issuer is economically tied to a frontier market or an emerging market if such investment satisfies one or more of the following conditions: (1) the issuer’s primary trading market is in such market; (2) the issuer is organized under the laws of, derives at least 50% of its revenue from, or has at least 50% of its assets in such market; and (3) the issuer has been classified as being in such market by MSCI Inc., the Benchmark provider.

Securities and Exchange Commission

December 11, 2023

Comment 2:

On page S-4, the Staff notes that “Commodity Risk” is listed as a principal risk; however, there is no corresponding strategy disclosure in the Principal Investment Strategies. Please remove the risk factor or add disclosure about the Fund investing in commodities as a principal strategy.

Response:

The Company respectfully notes that the “Commodity Risk” factor does not describe a risk of one of the Fund’s strategies, but rather informs the investor that certain issuers in which the Fund invests are susceptible to fluctuations in certain commodity markets, which may impact the Fund’s investments. Please see the risk factor language below. The Company respectfully declines to add disclosure about a commodity strategy in the Principal Investment Strategies, as this is not a strategy the Fund employs.

Commodity Risk. The Fund invests in companies that are susceptible to fluctuations in certain commodity markets and to price changes due to trade relations. Any negative changes in commodity markets that may be due to changes in supply and demand for commodities, market events, war, regulatory developments, other catastrophic events, or other factors that the Fund cannot control could have an adverse impact on those companies.

Comment 3:

On page S-5, the Staff notes that “Financials Sector Risk” is listed as a principal risk; however, there is no corresponding disclosure in the Principal Investment Strategies. Please remove the risk factor or add disclosure about the Fund investing in the financials sector to the Principal Investment Strategies.

Response:	The Company has revised the Fund’s summary prospectus to include the following language in bold:

As of August 31, 2023, the Benchmark consisted of large-, mid- and small-capitalization securities in the following countries or regions: Bahrain, Bangladesh, Colombia, Egypt, Estonia, Jordan, Kazakhstan, Kenya, Lithuania, Morocco, Nigeria, Oman, Pakistan, Peru, the Philippines, Romania, Sri Lanka and Vietnam. To the extent that markets restrict or delay repatriation of the applicable local currency, the Fund may choose not to invest in, or limit their investments in, such markets. As of August 31, 2023, a significant portion of the Fund is invested in securities of companies in the financials industry or sector. The holdings of the Fund are likely to change over time.

Comment 4:

On page S-6, the Staff notes that “Large-Capitalization Companies Risk” is listed as a principal risk; however, there is no corresponding disclosure in the Principal Investment Strategies. Please remove this risk factor or add disclosure about the Fund investing in large-capitalization issuers to the Principal Investment Strategies.

Response:	Please see the Company’s response to Comment 4.

Securities and Exchange Commission

December 11, 2023

Comment 5:

On page S-7, the Staff notes that “Mid-Capitalization Companies Risk” is listed as a principal risk; however, there is no corresponding disclosure in the Principal Investment Strategies. Please remove this risk factor or add disclosure about the Fund investing in mid-capitalization issuers to the Principal Investment Strategies.

Response:	Please see the Company’s response to Comment 4.

Comment 6:

In the Statement of Additional Information, fundamental investment policy 1 states “Concentrate its investments (i.e., invest 25% or more of its total assets in the securities of a particular industry or group of industries), except that each Fund will concentrate to approximately the same extent that its Underlying Index concentrates in the securities of such particular industry or group of industries. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.*”

*This exception is not currently applicable to the iShares Frontier and Select EM ETF as it is actively managed.”

We assume the exception referred to in the asterisk is the one listed in the first sentence, not the second sentence where the asterisk is currently placed. Please move the asterisk to the end of the first sentence.

Response:	The Company has made this change.

Comment 7:

In the Statement of Additional Information, the section “Industry Concentration” states “Each Fund (except for the iShares Emerging Markets Equity Factor ETF and iShares MSCI South Korea ETF) will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the Fund will concentrate to approximately the same extent that its benchmark MSCI Index concentrates in the stocks of such particular industry or group of industries, provided that each Fund will comply with diversification requirements of the Internal Revenue Code applicable to RICs, any underlying Treasury regulations or any successor provisions.*”

*This exception is not currently applicable to the iShares Frontier and Select EM ETF as it is actively managed.”

Please confirm the placement of the asterisk, as it reads to be an exception to an exception, which would indicate that the asterisk is unnecessary.

Response:

The Company confirms the placement of this asterisk. The exception referred to is in the second clause of the sentence, beginning with “except that, to the extent practicable...” Because the Fund is actively managed, it will not concentrate its

Securities and Exchange Commission

December 11, 2023

investments in accordance with a benchmark MSCI Index, as it does not have one, and therefore that exception is not applicable to the fund. The Company respectfully declines to make this change.

*                 *                 *

Sincerely,

/s/ Anne C. Choe

Anne C. Choe

cc:	Marisa Rolland
Adithya Attawar
Jennifer Kerslake
Timothy Kahn
Michael Gung
George Rafal
Luis Mora
Toree Ho
Hannah Fiest